Dana Holding Corporation
4500 Dorr Street
Toledo, Ohio 43615
July 21, 2008
Via facsimile and EDGAR submission
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dana Holding Corporation
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File No. 001-01063
Dear Mr. Foti:
On behalf of Dana Holding Corporation (“Dana”), I submit our response to the comments in your letter dated July 1, 2008 related to Dana’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on March 14, 2008 and May 12, 2008, respectively. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.
The revisions we have proposed in response to your comments predominantly:
(1)	provide further details on the composition of amounts which were previously presented on a “net” basis, with expanded disclosure of the “grossed-up” amounts, or
(2)	provide information describing the valuation process and assumptions used to determine reorganization value and the fair values of assets and liabilities.
We are proposing to include these expanded disclosures in our Form 10-Q for the quarter ended June 30, 2008 which we expect to file by August 11, 2008. An amended 10-Q for the quarter ended March 31, 2008 would not likely be available before that date. As such, based on the nature of the revisions and the projected schedule for filing of our Form 10-Q for the quarter ended June 30, 2008, and subject to your concurrence, we propose incorporating these revised disclosures in our Form 10-Q for the quarter ended June 30, 2008, with not amendment of the Form 10-Q for the quarter ended March 31, 2008.

RESPONSES ($ in millions):
Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Summary, Page 29
Item 1.
We note your use of the non-GAAP financial measure Gross Margin less SG&A and your disclosure that you believe the measure is useful for an understanding of your ongoing operations because it excludes other income and expense items which are generally not expected to be part of your ongoing business. However, we note that the amount excludes items such as foreign exchange gain/losses, interest income, and asset impairments which will presumably be part of your ongoing operations. Also, in the Form 10-Q for the quarter ended March 31, 2008, the measure excludes intangible amortization which will occur for several future periods. Please provide us with, and revise future filings to include, a substantive reason unique to you as to why investors will find this non-GAAP financial measure useful.
Response:
Our use of Gross Margin less SG&A as a financial measure resulted from our decision to discuss the combined effects of cost of sales and SG&A on our operations by operating segment and in the aggregate. Factors such as foreign exchange gain or loss, interest income and asset impairment were discussed in connection with the results of operations comments directed at the respective income statement captions which included these effects (e.g., “other income,” “impairment,” “realignment” and “intangible amortization”).
In future filings, we will discontinue the use of Gross Margin less SG&A, thereby eliminating this non-GAAP reference and associated disclosure. We will discuss the significant factors impacting cost of sales and separately comment on those factors impacting SG&A by operating segment.

Margin Analysis, page 32
Item 2.
We note your discussion of results of operations includes a discussion of gross margin by segment. In future filings please discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Response:
The comment here calls for a separate discussion of net sales and cost of sales by operating segment. Our past filings already provided a separate analysis of the factors impacting net sales. As indicated in the response to Item 1, we’ve disclosed the significant factors impacting cost of sales, but our disclosure of these factors had been in reference to the impact on Gross Margin less SG&A. In future filings, we will comment specifically on the factors affecting cost of sales for the applicable periods.

Form 10-Q for the quarter ended March 31, 2008
Statement of Stockholders’ Equity, page 6
Item 3.
We note that the issuance of new equity in connection with emergence from Chapter 11 resulted in additional paid-in capital of $2,267. Please tell us, and revise your notes to the financial statements to disclose, how you determined or calculated the $2,267 amount. The footnotes to the reorganized consolidated balance sheet should also be revised to explain how this amount was calculated.
Response:
In our Form 10-Q for the quarter ended March 31, we reported our disclosures regarding emergence from Chapter 11 in Note 1 to the consolidated financial statements. For our Form 10-Q for the quarter ended June 30, 2008, we have moved this disclosure to Note 2. We will revise Note 2 (reported as Note 1 in the first quarter 10-Q), Emergence from Chapter 11, as it will appear in our Form 10-Q for the quarter ended June 30, 2008 to include explanatory note (5) below which reconciles the enterprise value of $3,563 to the new common stock of $1 and paid-in capital of $2,267. These two line items are referenced on the face of the reorganized consolidated balance sheet as of January 31, 2008 and in explanatory note (5). The attached Exhibit 1 includes all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

(5)	Reconciliation of enterprise value to the reorganization value of Dana assets, determination of goodwill and allocation of compromise enterprise value to common stockholders:

Compromise total enterprise value	$3,563
Plus: cash and cash equivalents	2,147
Less: emergence related cash payments after January 31, 2008	(1,129)
Plus: liabilities (excluding debt and liability for emergence bonuses)	3,694

Reorganization value of Dana assets	8,275
Fair value of Dana assets (excluding goodwill)	7,973

Reorganization value of Dana assets in excess of fair value (goodwill)	$302

Reorganization value of Dana assets	$8,275
Less: liabilities (excluding debt and the liability for emergence bonuses)	(3,694)
Less: debt	(1,383)
Less: minority interest	(112)
Less: preferred stock (net of issuance costs)	(771)
Less: liability for emergence bonus shares not issued at January 31, 2008	(47)

New common stock ($1) and paid-in capital ($2,267)	$2,268

Shares outstanding at January 31, 2008	97,971,791
Per share value	$23.15
The per share value of $23.15 was utilized to record the shares issued for allowed claims and for the unliquidated and disputed claims reserve and to record the liability at January 31, 2008 for shares to be issued to employees as emergence bonuses.
Emergence related cash payments represents reductions to cash on hand for amounts expected to be paid for bankruptcy claims and fees after emergence. The fair value of reorganized Dana assets excluding goodwill is derived from the sum of all assets on the reorganized consolidated balance sheet, excluding goodwill.

Note 1. Emergence from Chapter 11, Page 8
Emergence from Reorganization Proceedings and Related Subsequent Events
Item 4.
We note from the disclosure on Page 11 that Dana’s compromise total enterprise value is $3,563 and that this value represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims as negotiated between the Debtors and their creditors. We also note that Dana developed its view of what the value should be based upon expected future cash flows of the business after emergence from Chapter 11, discounted at rates reflecting the perceived business and financial risks and this valuation and a valuation using market value multiples for peer companies were blended to arrive at the compromise valuation.

With regard to Dana’s determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:
•	Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.
•	Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $3,563.
•	Please revise to explain the nature and amounts of the adjustments that were made to the enterprise value of $3,563 to determine the value of $2,267 attributed to the interests of the common shareholders.
We may have further comment upon receipt of your response and our review of your revised disclosures.
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include the following additional disclosure explaining the significant assumptions and methodologies and the combined valuation:
The basis for the discounted cash flows (DCF) was the projections published in the Plan. These five-year estimates included projected changes associated with our reorganization initiatives, anticipated changes in general market conditions, including variations in market regions and known new business gains and losses, as well as other factors considered by Dana management. We completed the DCF analysis by operating segment in late 2007 using discount rates ranging from 10.5% to 11.5% based on a capital asset pricing model which utilized weighted average cost of capital relative to certain ASG and HVSG reference peer group companies.
For our DCF valuation, we utilized the average of two DCF methodologies to derive the enterprise value of Dana:
•	EBITDA Multiple Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of the reorganized Dana, computed using EBITDA exit multiples by segment based in part on the range of multiples calculated by using a comparable public company methodology, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).

•	Perpetuity Growth Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of Dana, which was computed using the perpetuity growth method based in part on industry growth prospects and our business plans, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).
     We also utilized a comparable companies methodology which identified a group of publicly traded companies whose businesses and operating characteristics were similar to those of Dana as a whole, or similar to significant portions of Dana’s operations, and evaluated various operating metrics, growth characteristics and valuation multiples for each of the companies in the group. We then developed a range of valuation multiples to apply to our projections to derive a range of implied enterprise values for Dana. The multiples ranged from 3.8 to 9.0 depending on the comparable companies.
     The final valuation range was an average of the DCF valuation ranges and the comparable company multiples range. This amount was also adjusted for the fair value of unconsolidated subsidiaries, the residual value of DCC’s assets, the fair value of our net operating losses and a note receivable obtained in connection with a divestiture in 2004.
The revision to explanatory note (5) in Note 2, Emergence from Chapter 11, as discussed in our response to Item 3 above responds to the question of the adjustments made to the enterprise value of $3,563 to determine the $2,268 (which consists of new common stock of $1 and paid-in capital of $2,267 referred to in your comments). See revised Note 2, attached as Exhibit 1, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

Item 5.
We note your disclosure that you issued and distributed 71 million shares of Dana common stock to holders of allowed unsecured claims totaling approximately $2,050. Please explain to us and revise your disclosure to indicate how you valued the shares of stock issued. Also, explain how you valued and accounted for the issuance of 27 million additional shares issued and set aside for distribution to holders of allowed unsecured nonpriority claims in Class 5B under the plan. Further, please explain how you valued the two million shares to pay bonuses to union employees and non-union hourly and salaried non-management employees for which a $47 million charge to reorganization items was recorded as of the effective date. As part of your revised disclosure, please explain how total enterprise value of the “reorganized” Dana was allocated to various categories of equity issued.
Response:
As indicated in our response to Item 3 above, we will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory note (5) which discloses that the common stock shares were valued at $23.15 per share and includes the following additional disclosure:

The per share value of $23.15 was utilized to record the shares issued for allowed claims and for the unliquidated and disputed claims reserve and to record the liability at January 31, 2008 for shares to be issued to employees as emergence bonuses.
In addition, we intend to disclose the original valuation of the shares distributed to the allowed claimholders and held for disputed claims in Note 2 (revisions to the previous disclosure are indicated by bold type and the amounts will change when additional distributions are made from the disputed claims reserve):
     Claims resolution — On December 26, 2007, the Bankruptcy Court entered an order (the Confirmation Order) confirming the Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession (as modified, the Plan) and, on the Effective Date, the Plan was consummated and we emerged from bankruptcy. As provided in the Plan and the Confirmation Order, we issued and distributed approximately 71 million shares of Dana common stock (valued in reorganization at $1,637) on the effective date to holders of allowed unsecured claims totaling approximately $2,050. Pursuant to the Plan, we also issued and set aside approximately 27 million additional shares of Dana common stock (valued in reorganization at $631) for future distribution to holders of allowed unsecured nonpriority claims in Class 5B under the Plan. These shares are distributed as the disputed and unliquidated claims are resolved. The claim amount related to the 27 million remaining shares for disputed and unliquidated claims was estimated not to exceed $700. Since emergence, we have distributed an additional [3] million shares [shares and values will be updated when an additional distribution is completed in late July] (valued in reorganization at [$68]) for allowed claims, increasing the total distribution to [$1,705] for unsecured claims of approximately [$2,080]. The corresponding decrease in the disputed claims reserve leaves [24] million shares (valued in reorganization at [$565]). The claim amount relating to the remaining shares for disputed and unliquidated claims is estimated to be approximately $600. To the extent that these remaining claims are settled for less than $600, additional distributions will be made to the holders of the previously allowed claims. The terms and conditions governing these distributions are set forth in the Plan and the Confirmation Order.
     Under the provisions of the Plan, approximately two million shares of common stock (valued in reorganization at $45) have been issued and distributed since the Effective Date to pay emergence bonuses to union employees and non-union hourly and salaried non-management employees. The original accrual of $47 on the Effective Date was reduced in the second quarter of 2008 to take into account the fact that approximately 100,000 shares that were not utilized for these bonuses were distributed instead to the holders of allowed claims as provided in the Plan. The benefit of the reduced bonuses is exactly offset by a charge of $2 for the additional settlement of claims.

Item 6.
We note that as part of the reorganization adjustments, you discharged $3,382 of liabilities subject to compromise. We also note from the disclosure provided elsewhere in Note 1 that this was accomplished in part through the issuance of 71 million shares of common stock for $2,050 of insured claims. Please explain the nature of the consideration issued to discharge the remaining $1,332 of liabilities subject to compromise and explain how the $27 gain on extinguishment of obligations discussed in footnote (4) was calculated or determined.

Response:
The remaining $1,332 of LSTC was discharged principally with the issuance of 27 million shares into the unliquidated and disputed claims reserve (see Item 5) and through the transfer of certain liabilities to Other accrued liabilities for settlements to be paid in cash. We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory note (3) below which summarizes the consideration issued to arrive at the gain on extinguishment of $27. The attached Exhibit 1 includes all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.
Revised explanatory note (3) below provides the components of the gain on settlement.
(3)	Retirement of Liabilities subject to compromise and recognition of emergence related reorganization expenses:

Liabilities subject to compromise	$3,382
APBO reduction charged to LSTC and credited to Accumulated other comprehensive loss (See Note 11 to the consolidated financial statements)	(278)
Non-union retiree VEBA obligation payment	(55)
New common stock and paid-in capital issued to satisfy allowed and disputed claims	(2,268)
Claims to be satisfied in cash transferred to Other accrued liabilities at January 31, 2008 (includes $733 union VEBA obligation paid on February 1)	(815)
Prior service credits recognized (See Note 11 to the consolidated financial statements)	61

Gain on settlement of Liabilities subject to compromise	$27

Deferred tax assets not realizable due to emergence	$(18)
Reorganization costs accrued at emergence (includes $47 of emergence bonuses)	(86)

Total reorganization costs incurred at emergence (See Note 3 to the consolidated financial statements)	$(104)

This entry records reorganization costs of $104 incurred as a result of emergence and a gain of $27 on extinguishment of the obligations pursuant to implementation of the Plan.
Other accrued liabilities include a $733 liability to the union VEBAs. On February 1, 2008, Dana paid this obligation and borrowed the remaining $80 of the term loan commitment described in explanatory note (2) above. Payments after January 31, 2008, under the terms of the Plan, include approximately $212 of administrative claims, priority tax claims and other classes of allowed claims which are also included in Other accrued liabilities of Dana at January 31, 2008.
In addition, as discussed in our response to Item 5 above, we will disclose the valuation of the shares issued to the holders of allowed claims and the valuation of the shares held in the disputed claims reserve. See Revised Note 2 to the consolidated financial statements in Exhibit 1, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

Reorganized Consolidated Balance Sheet
Item 7.
Based on the disclosures provided in Note 1 to your interim financial statements, it is not clear how the various reorganization and fresh start accounting adjustments were calculated or determined. Please revise to reflect all reorganization and fresh start accounting adjustments reflected in the reorganized consolidated balance sheet so that they are presented on a gross rather than net basis. Each adjustment presented in the balance sheet should provide separate disclosure of the entries reflecting the discharge of debt obligations, the issuance of common and preferred stock as part of the reorganization proceedings, any other adjustments or transactions resulting from the reorganization proceedings and the adjustments required for the adoption of fresh start accounting. Refer to exhibit B-5 in Appendix B of SOP 90-7 for guidance.
Response:
We will revise the reorganized consolidated balance sheet in Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to separate each reorganization and fresh start entry, showing each on a gross basis. We have expanded the disclosure in the explanatory notes to provide additional detail for how each reorganization and fresh start entry was determined. See revised Note 2, attached as Exhibit 1, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.
Explanatory notes (2), (3), (4), (5), (6), (7) and (8) are the entries to record the following:
(2) Cash proceeds (net) from issuance of preferred stock and debt.
(3) Settlement of Liabilities subject to compromise resulting in gain on discharge of liabilities subject to compromise.
(4) Cancellation of common stock and paid-in capital of Prior Dana in conjunction with the issuance of new common stock.
(5) Determination of goodwill and allocation of enterprise value to common stockholders.
(6) Identifies the fresh start adjustments made to assets and liabilities that resulted in the net fresh start adjustment of $831 (recorded in the statement of operations and impacting the accumulated deficit).
(7) Entry to record the remeasurement of the assets and liabilities of employee benefit plans. (Additional disclosure added to Note 11 as discussed in Items 21 and 22 below.)
(8) Entry to adjust accumulated other comprehensive loss to zero for fresh start accounting.

Item 8.
We note that cash increased $948 as a result of the reorganization adjustments, please provide us details and revise your notes to explain how this amount was calculated or determined. Your response and your revised disclosure should include detail of the nature and amount of each component of this adjustment.
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory note (2) below which summarizes the cash transactions effected at the reorganization on January 31, 2008, including the issuance of new preferred stock and new debt, retirement of old debt, payment of debt issuance costs and original issue discount, and payments made from the related net proceeds on January 31, 2008.
Note that the new debt included a current portion of $15 at January 31, 2008.
The attached Exhibit 1 includes all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.
(2) Cash proceeds at emergence (net of cash payments):

Amount borrowed under the Exit Facility	$1,350
Original issue discount (OID)	(114)

Exit Facility, net of OID ($15 current, $1,221 to Long-term debt)	1,236

Less: deferred issuance fees	(40)

Exit Facility net proceeds	1,196

Preferred stock issuance, net of fees and expenses — Series A	242
Preferred stock issuance, net of fees and expenses — Series B	529
Repayment of DIP lending facility	(900)
Non-union retiree VEBA obligation payment	(55)
Fees paid at emergence (including $10 previously accrued)	(15)
Payment to DCC bondholders	(49)

Net cash	$948

This entry records our exit financing, the issuance of new Series A and Series B Preferred Stock and the payment of certain bankruptcy obligations on January 31, 2008. An additional $80 of the Exit facility was borrowed by Dana on February 1, 2008 and is not included in the January 31 balance sheet above. Debt issuance costs of $40 are recorded in Investments and other assets and OID of $114 is presented net with the debt balance. Both of these are being deferred and amortized over the term of the facility. The $790 of preferred stock is recorded at the net proceeds of $771.

Item 9.
Please explain to us, and revise the notes to disclose the nature of the $254 fair value adjustment to the deferred employee benefits and other non-current liabilities.
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory notes (6) and (7) below which include the three entries totaling the $254 which will be separately reported on the face of the reorganized consolidated balance sheet. We will also include additional disclosure in Note 11 to the consolidated financial statements for the quarter ended June 30, 2008, as discussed in Items 21 and 22 below, related to the remeasurement of employee benefit plans. The three entries are:

Fair value adjustment of non-current liabilities — see explanatory note (6)	$(29)
Remeasurement of employee benefit plans — see explanatory note (7)	105
Deferred tax liability for fresh start adjustments — see explanatory note (6)	178

Total	$254

The revised explanatory notes will be presented as follows:
(6)	This entry records the adjustments for fresh start accounting including the write-up of inventory and the adjustment of property, plant and equipment to its appraised value. Fresh start adjustments for intangible assets are also included and are based on the valuations discussed above.

The adjustments required to report assets and liabilities at fair value under fresh start accounting resulted in a pre-tax adjustment of $1,009, which was reported as Fresh start accounting adjustments in the consolidated statement of operations for January 2008. Income tax expense for January included $178 of tax expense related to these adjustments, reducing to $831, the impact of fair value adjustments on net income for the month and on the accumulated deficit at January 31, 2008.

The $29 reduction in Deferred employee benefits and other non-current liabilities resulted from adjustments to the asbestos liability, discounting of workers’ compensation liabilities and reduction in certain tax liabilities.

The fresh start adjustment to Other accrued liabilities included realignment-related exit costs of $32 consisting of $10 of projected maintenance, security and taxes on assets held for sale, $9 of costs to be incurred in preparing these assets for sale and $13 of obligations under lease contracts related to facilities and equipment that were in use at January 31, 2008 but will cease operations in 2008 as part of restructuring plans approved prior to Dana’s emergence from bankruptcy. Charges to liability accounts, primarily to write off deferred revenue, reduced the total fresh start adjustment to Other accrued liabilities to $21.

(7)	Charge to Accumulated other comprehensive loss for the remeasurement of employee benefit plans (see Note 11 to the consolidated financial statements.)

Reduction of pension plan net assets	$(35)
Increase in Deferred employee benefits and other non-current liabilities	(105)

Charge to Accumulated other comprehensive loss	$(140)

Item 10.
Please revise the notes to the reorganized consolidated balance sheet to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of “excess reorganization value” or goodwill was calculated or determined.
Response:
As discussed in our response to Item 3 above, we will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory note (5) which includes the determination of the reorganization value of Dana’s assets. The table in explanatory note (5) (see Item 3) discloses the reorganization value of Dana, then deducts the fair value of the tangible and identified intangible assets of the reorganized Dana to arrive at the amount recorded as goodwill.
The attached Exhibit 1 includes this revision and all revisions to Note 2. This note will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

Item 11.
Please explain in the notes to the reorganized consolidated balance sheet the nature of the $35 adjustment made to notes payable and explain how this adjustment was calculated or determined. If this amount relates to the payment of $49 made to DCC to settle DCC’s obligation to its note holders, please explain why the $35 does not agree to the $49 payment made pursuant to the reorganization plan.

Response:
Our response to Item 8 above includes the revised explanatory note (2) which discloses the $49 payment of Notes payable under the DCC settlement and the $15 credit to Notes payable for the current portion of the exit financing. The net of these two items plus rounding of $1 represent the $35 adjustment referenced in your comment. The attached Exhibit 1 includes this revision and all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

Explanatory Note (2), page 13
Item 12.
We note that fresh start adjustments included adjustments to the value of inventory, property, plant and equipment and intangible assets. Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts. As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustment to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined. Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include the following additional disclosure regarding the assumptions used in the valuation of our assets under fresh start accounting:
The significant assumptions related to the valuations of our assets in connection with fresh start accounting included the following:
Inventory — The value of inventory for fresh start accounting was based on the following:
•	The fair value of finished goods was calculated as the estimated selling price of the finished goods on hand, less the costs to dispose of that inventory (i.e., selling costs) and a reasonable profit margin for the selling effort.

•	The fair value of work in process was calculated as the selling price less the sum of costs to complete the manufacturing process, selling costs and a reasonable profit on the remaining manufacturing effort and the selling effort based on profits for similar finished goods.
•	The fair value of raw material inventory was its current replacement cost.

Fixed Assets — Except for specific fixed assets identified as held for sale, which were valued at their estimated net realizable value, fixed assets were valued at fair value. In establishing fair value, three approaches were utilized to ensure that all market conditions were considered:
•	The market or comparison sales approach uses recent sales or offerings of similar assets currently on the market to arrive at a probable selling price. In applying this method, aligning adjustments were made to reconcile differences between the comparable sale and the appraised asset.

•	The cost approach considers the amount required to construct or purchase a new asset of equal utility, then adjusts the value in consideration of all forms of depreciation as of the appraisal date as described below:
–	Physical deterioration - the loss in value or usefulness attributable solely to physical causes such as wear and tear and exposure to the elements.

–	Functional obsolescence - a loss in value is due to factors inherent in the property itself and due to changes in design or process resulting in inadequacy, overcapacity, excess construction, lack of functional utility or excess operation costs.

–	Economic obsolescence - loss in value by unfavorable external conditions such as economics of the industry, loss of material and labor sources or change in ordinances.
•	The income approach considers value in relation to the present worth of future benefits derived from ownership and is usually measured through the capitalization of a specific level of income.
Useful lives were assigned to applicable appraised assets based on estimates of economic future usefulness in consideration of all forms of depreciation.
Intangible Assets — The financial information used to determine the fair value of intangible assets was consistent with the information used in estimating the enterprise value of Dana. Following is a summary of each category considered in the valuation of intangible assets:
•	Core technology — An income approach, the relief from royalty method, was used to value developed technology at $99 as of January 31, 2008. Significant assumptions included development of the forecasted revenue streams for each technology category by geographic region, estimated royalty rates for each technology category, applicable tax rates by geographic region and appropriate discount rates which considered variations among markets and geographic regions.
•	Trademarks and trade names — Four trade names/trademarks were identified as intangible assets: Dana, Spicer®, Victor-Reinz® and Long®. An income approach, the relief from royalty method, was used to value trademarks and trade names at $90 as of January 31, 2008. Significant assumptions included the useful life, the forecasted revenue streams for each trade name/trademark by geographic region, estimated applicable royalty rate for each technology category, applicable tax rates by geographic region and appropriate discount rates. For those indefinite lived trade names/trademarks (Dana and Spicer), terminal growth rates were also estimated.

•	Customer contracts and related relationships — Customer contracts and related relationships were valued by operating segment utilizing an income approach, the multi-period excess earnings method, which resulted in a valuation of $491. Significant assumptions included the forecasted revenue streams by customer by geographic region, the estimated contract renewal probability for each operating segment, estimated profit margins by customer by region, estimated charges for contributory assets for each customer (fixed assets, net working capital, assembled workforce, trade names/trademarks and developed technology), estimated tax rates by geographic region and appropriate discount rates.

Explanatory Note (3)
Item 13.
Please explain in further detail how the $1,221 adjustment to the term loan facility and the $22 adjustment to investments and other assets in the “reorganization adjustments” column were calculated or determined. Based on the disclosures provided in footnote (3) and in the discussion provided on page 10 in Note 1, it appears these adjustments should be $1,236 and $40, respectively. Please advise or revise as appropriate.
Response:
See Items 6 and 8 above regarding revised explanatory notes (2) and (3) which disclose the components of the $22 adjustment ($40 of deferred financing costs partially offset by the write-off of deferred tax assets of $18). Explanatory note (2) explains the determination of the long-term portion of the exit financing ($1,221) and the current portion ($15) of the $1,236 of exit financing.

Explanatory Note (4), page 13
Item 14.
We note your disclosure that this adjustment records reorganization costs of $104 and a gain of $27 on extinguishment of the obligations. Please explain to us why the amount of reorganization costs for the one month ended January 31, 2008 as presented on the face of the income statement and disclosed in Note 3 is $98 rather than $104. Also, please explain how the adjustments to accumulated deficit and accumulated other comprehensive income of $275 and $217, respectively, were determined or calculated.

Response:
The $98 in Note 3 to the consolidated financial statements is the net of the Gain on retirement of LSTC of $27 and reorganization costs of $125. The $125 of reorganization costs consists of $21 incurred prior to emergence and $104 incurred as a consequence of emergence. The gain and the reorganization costs are disclosed in Note 3 to our consolidated financial statements and in revised explanatory note (3) above.
We will revise Note 3 to our consolidated financial statements, Reorganization Proceedings, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include the following revised presentation of reorganization items:
Reorganization items for the one month ended January 31, 2008 include costs incurred during the month and items recorded at emergence from bankruptcy on January 31, 2008:

	January 2008 Reorganization Items
	Prior Dana	Reorganization	Total
	January 1 to	costs	January 1
	January 31	incurred	through
	Reorganization	January 31 upon	January 31,
	Items	emergence	2008
Professional fees	$22	$5	$27
Contract rejections and claim settlements Employee emergence bonus		47	47
Foreign tax costs due to reorganization		33	33
Other		19	19
Interest income and other	(1)		(1)

Total reorganization items	21	104	125

Gain on settlement of liabilities subject to compromise		(27)	(27)

Total Prior Dana reorganization items	$21	$77	$98

Revised explanatory notes (3) and (4) explain the three components of the adjustments to the Accumulated deficit of $275 and the two components of the adjustments to Accumulated other comprehensive loss of $217. Our responses to Items 6, 20 and 21 also reference these adjustments.

Explanatory Note (5), page 13
Item 15.
We note from the disclosure in footnote (5) that the $240 adjustment to accumulated deficit and the $451 adjustment to accumulated other comprehensive income relate to an $831 after tax gain related to the fresh start accounting adjustments to assets and liabilities and to a charge of $140 to other comprehensive income related to the remeasurement of employee benefit plans. Please explain why the $140 adjustment to comprehensive income described in footnote (5) does not agree to the $451 adjustment to accumulated comprehensive income reflected in the balance sheet on page 12. Please reconcile and revise these amounts. Also, please disclose in footnotes to the reorganized balance sheet how the $1,009 pretax gain and the $831 after tax gain were calculated or determined and explain why the net gain of $831 does not agree to the adjustment being made to accumulated deficit of $240 in the balance sheet on page 12. Also, if the gain relates primarily to the satisfaction of liabilities subject to compromise and other obligations pursuant to the plan of reorganization, rather than to “fresh start accounting adjustments” as your current disclosures indicate, please revise the description of this gain reflected on your consolidated statement of operations to describe it as a gain on satisfaction of liabilities subject to compromise.
Response:
As discussed in our response to Item 9, we will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include explanatory notes (6), (7) and (8), which disclose the components of the adjustments to the accumulated deficit and the accumulated other comprehensive loss. We also will include additional disclosure in Note 11 to the consolidated financial statements as noted in Item 21 below regarding the $140 adjustment.
The adjustment of $240 to the accumulated deficit is the net of the $831 fresh start adjustment and a charge of $591 to adjust the accumulated other comprehensive loss balance to zero under fresh start accounting. These entries are now shown gross. See Exhibit 1’s reorganized consolidated balance sheet which will be included as Note 2 in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.
Explanatory note (6) explains that the $1,009 pre-tax adjustment reported as Fresh start accounting adjustments in the consolidated statement of operations for January 2008 resulted from adjusting assets and liabilities to fair values at emergence. It also notes that these fair value adjustments resulted in tax expense of $178, reducing to $831 the impact of fair value adjustments on net income for the month and on the accumulated deficit at January 31, 2008. As noted in the preceding paragraph, the $831 impact on the accumulated deficit is now shown on the reorganized consolidated balance sheet.
The $451 adjustment to Accumulated other comprehensive loss includes the $140 charge and the $591 credit which adjusts Accumulated other comprehensive loss to zero. These entries are also now shown gross.

Explanatory Note (6), page 13
Item 16.
We note your disclosure that other accrued liabilities include a $733 liability to the union VEBAs and that payments after January 31, under the terms of the Plan, will include approximately $212 of administrative claims, priority tax claims and other classes of allowed claims, and are also included in other accrued liabilities of Dana. In light of the fact that the reorganization adjustment to other accrued liabilities is $887 on the reorganized consolidated balance sheet, please tell us how this adjustment was determined or calculated. As part of your response, please tell us where the $733 liability to the union VEBAs and $212 other amount is included on the reorganized consolidated balance sheet on page 12. Also, in light of the fact that the cash adjustment of $948 has also been identified by explanatory note (6), please tell us the nature and amounts of any cash adjustments related to these VEBA accruals.
Response:
As discussed in our response to Item 6 above, we will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include revised explanatory note (3), which identifies the components of the $887 as (1) $815 of claims to be satisfied by cash payment (including the $733 union VEBA liability) that were transferred out of LSTC (see Item 6), (2) $71 ($81 accrued less $10 paid) of emergence related reorganization costs, representing the unpaid portion of the $104 of reorganization items described in Items 4 and 6 and (3) $1 of rounding difference which has been adjusted. The $733 VEBA liability and $212 of other liabilities are included in Other accrued liabilities. The attached Exhibit 1 includes all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.

Note 2. Summary of Significant Accounting Policies
Long-term Assets and Liabilities, page 14
Item 17.
We note the disclosure indicating that in connection with the application of fresh start accounting, the Company discounted asbestos and worker’s compensation liabilities and the related amounts recoverable from insurers. Please revise your discussion to indicate the discount rates used to recognize these assets and liabilities at their present values and explain how the discount rates were determined.

Response:
We discounted the projected cash flows using a risk free rate of 4.0%, which we interpolated from the U.S. Treasury rates for the applicable period. Use of a risk free rate was considered appropriate given that other risks affecting the volume and timing of payments had been considered in developing the probability-weighted projected cash flows.
We will expand the Long Term Assets and Liabilities accounting policy discussion beginning with our Form 10-Q for the quarter ended June 30, 2008 by adding the sentence above.

Note 6. Realignment of Operations, page 20
Item 18.
We note that an additional $32 was recorded at emergence for additional closure-related obligations and is identified as a fresh start adjustment in the table in Note 6. Please explain in further detail the nature of the “exit costs” included in this $32 fresh start adjustment. Also, please explain to us where this amount is included in the adjustments on page 12 in the reorganized consolidated balance sheet.
Response:
The exit costs included in the $32 fresh start adjustment are recorded in Other accrued liabilities and consist of $10 of costs to be incurred for maintenance, security and property taxes on assets held for sale, $9 of costs to be incurred in preparing these assets for sale and $13 of obligations under lease contracts, all of which related to facilities and equipment that were in use at January 31, 2008 but the use of which will cease in 2008 as part of realignment plans approved prior to Dana’s emergence from bankruptcy.
We will expand the disclosure in revised explanatory note (6) of Note 2 beginning with our Form 10-Q for the quarter ended June 30, 2008 to specify the nature of the $32 of liabilities recorded under EITF 95-3 and indicate that the reductions in Other accrued liabilities, primarily the elimination of deferred revenue, partially offset the accrual of the exit costs, resulting in a net increase in the line item of $21.

Note 10. Incentive and Stock Compensation, page 24
Stock Distributions
Item 19.
We note the disclosure indicating that the Company issued 73,562 shares of common stock to EIC participants on April 14, 2008 for meeting 2007 performance goals and that the average fair value of the shares issued was $9.84 at the date of distribution. Please tell us and explain in the notes to your financial statements the amount of compensation expense recognized in connection with the issuance of these shares and indicate the period in which the related expense was recognized in the Company’s financial statements pursuant to SFAS No. 123R.
Response:
A total of five employees participated in the Executive Incentive Compensation (EIC) Plan during 2007, earning approximately $4.3 under the plan parameters established for the year. That amount of expense was recognized as compensation expense in 2007. The EIC Plan specified that a portion of each participant’s bonus was to be paid in common stock of the reorganized Dana. Four of the five employees earned amounts totaling approximately $0.7 in 2007 that required payment in the form of common stock. The number of shares issued on April 14, 2008 as payment was determined based on the average closing price of the stock for the 20 trading days following the filing of Dana’s Form 10-K for the year ended December 31, 2007.
We will expand this disclosure beginning with our Form 10-Q for the quarter ended June 30, 2008 to clarify that the expense related to these distributions was recorded in 2007.

Note 11. Pension and Postretirement Benefit Plans, page 28
Item 20.
We note the disclosure on page 29 indicating that in connection with the Company’s emergence from bankruptcy, the Company recognized a portion of the previously unrecognized prior service credits as a curtailment gain of $61 million due to the negative plan amendment and reported it as a component of the gain on settlement of liabilities subject to compromise. Please explain where this curtailment gain has been reflected in the adjustments included in the reorganized balance sheet on page 12. Also, please revise the notes to the reorganized balance sheet to explain the nature of this gain and how it was calculated.

Response:
In our response to Item 6 above, we indicated we will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include revised explanatory note (3) which includes comments regarding the adjustment to accumulated other comprehensive loss. The attached Exhibit 1 includes all revisions to Note 2, which will be included in our financial statements beginning with our Form 10-Q for the quarter ended June 30, 2008.
In addition we will revise the last bullet point and last two paragraphs of Note 11 to the consolidated financial statements, Pension and Postretirement Benefit Plans, to include the disclosure below explaining the curtailment gain (bolded text identifies additions to the previous disclosure).
Since the establishment of the VEBAs transferred the responsibility for the covered benefits to VEBA trusts, Dana has no further obligation. The assets of the VEBAs are the responsibility of the VEBA trustees. The gain realized is based on the current estimate of the future working lifetime attributable to those participants who will not be eligible for benefits or will have their benefits curtailed following the estimated exhaustion of funds using current assumptions and plan provisions.
Revisions to Footnote 11 to the consolidated financial statements:
•	contributed an aggregate of approximately $733 in cash on February 1, 2008 (which is net of amounts paid for non-pension retiree benefits, long-term disability and related healthcare claims of retirees incurred and paid between July 1, 2007 and the date of emergence) to the union-administered VEBAs. These VEBAs are completely independent of Dana and will provide non-pension retiree benefits, disability benefits and related healthcare benefits, as determined by the VEBA trustees, to eligible retirees. The VEBAs are administered by the VEBA trustees who have full fiduciary responsibility for investing assets and determining benefit levels. We are not obligated to provide incremental funding in the event of an asset shortfall. As a result of the changes in our U.S. other postretirement benefits that became effective on January 31, 2008 with our emergence from bankruptcy, we recognized a portion of the previously unrecognized prior service credits as a curtailment gain of $61 due to the negative plan amendment and reported it as a component of the gain on settlement of liabilities subject to compromise. The gain was calculated based on the current estimate of the future working lifetime attributable to those participants who will not be eligible for benefits or will have their benefits curtailed following the estimated exhaustion of funds using current assumptions and plan provisions. In connection with the recognition of our obligations to the VEBAs at emergence, the APBO was reset to an amount equal to the VEBA payments, resulting in a reduction of $278, with an offsetting credit to OCI.
     Our postretirement healthcare obligations for all U.S. employees and retirees have been eliminated. Our related cost and funding requirements, after making our VEBA contributions, have been eliminated. With regard to pension benefits, credited service and benefit accruals have been frozen for all U.S. employees in defined benefit plans. Our future pension costs have been reduced significantly.
Explanatory note (3) in Item 6 above refers to Footnote 11 as the source for disclosure of the $278 APBO reduction and the $61 of prior service credits recognized.

     Under fresh start accounting we were required to remeasure all defined benefit plan obligations and assets. The discount rates used to measure the U.S. pension and other postretirement benefit obligations were 6.13% and 6.10% at January 31, 2008 compared to 6.26% and 6.24% at December 31, 2007. The weighted average discount rates used to measure the non-U.S. pension and other postretirement benefit obligations were 5.29% and 5.29% at January 31, 2008 compared to 5.27% and 5.29% at December 31, 2007. The generally adverse asset investment performance during the month of January 2008 negatively impacted net obligations. As a result of these changes, a net actuarial loss of $140 adversely affected the funded status of our plans, reducing net assets by $35 and increasing the net defined benefit obligations by $105 with an offset to Accumulated other comprehensive loss. The Accumulated other comprehensive loss balance at January 31, 2008 was set to zero under fresh start accounting.

Item 21.
Similarly, please explain where the $278 adjustment to the APBO resulting from the recognition of the VEBA obligations upon emergence, and the $140 adjustments to remeasure the assets and liabilities of all of the Company’s defined benefit plans in connection with the adoption of fresh start accounting, have been reflected in the adjustments to the reorganized balance sheet on page 12 and revise the notes to the reorganized balance sheet to explain the nature of these adjustments and how the amounts were determined.
Response:
In our response to Item 6 above, we will revise Note 2, Emergence from Chapter 11, in our Form 10-Q for the quarter ended June 30, 2008 to include revised explanatory notes (3) and (7) which include explanations of the adjustments to OCI. The attached Exhibit 1 includes all revisions to Note 2. In addition, in our response to Item 20 above, we describe the revisions to Note 11, Pension and Postretirement Benefit Plans, which include disclosure explaining the $278 reduction in APBO.

MD&A — Results of Operations (First Quarter 2008 versus First Quarter 2007) — Margin Analysis, page 52
Item 22.
We note your disclosure that the margins for 2008 combine the one month of Prior Dana with two months of Dana, a non-GAAP presentation. Please note that due to the change in basis of accounting, we do not believe that the results of operations for the predecessor Dana are comparable to the Successor Dana, and therefore the amounts should not be combined. Please revise future filings so that the margin results of these periods are separately presented or for comparison purposes, discuss the results of operations for the three months ended March 31, 2008 on a pro forma basis to reflect the bankruptcy transaction adjustments with a discussion of the changes resulting from the bankruptcy transaction versus those resulting from normal business operations.
Response:
We will comment separately on the January margins when discussing the year-to-date results of operations for 2008, beginning with the Form 10-Q for the quarter ended June 30, 2008.

Acknowledgement:
      In connection with responding to your comments, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 419-535-4500 if you require additional information.
Very truly yours,
/s/ James A. Yost
James A. Yost
Chief Financial Officer

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
[Bold text identifies changes to previous disclosure]
[Bracketed amounts are subject to change before the filing of our second quarter Form 10-Q]
($ in millions)
Note 2. Emergence from Chapter 11

General
     Dana Holding Corporation (Dana), incorporated in Delaware, is headquartered in Toledo, Ohio. We are a leading supplier of axle, driveshaft, structural, sealing and thermal management products for global vehicle manufacturers. Our people design and manufacture products for every major vehicle producer in the world. We employ approximately 35,000 people in 26 countries and operate 113 major facilities throughout the world.
     As a result of Dana Corporation’s emergence from Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) on January 31, 2008 (the Effective Date), Dana is the successor registrant to Dana Corporation (Prior Dana) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
     The terms “Dana”, “we,” “our,” and “us,” when used in this report with respect to the period prior to Dana Corporation’s emergence from bankruptcy, are references to Prior Dana, and when used with respect to the period commencing after Dana Corporation’s emergence, are references to Dana. These references include the subsidiaries of Prior Dana or Dana, as the case may be, unless otherwise indicated or the context requires otherwise.
Emergence from Reorganization Proceedings and Related Subsequent Events
     Background — Dana and forty of its wholly-owned subsidiaries (collectively, the Debtors) operated their businesses as debtors in possession under Chapter 11 of the Bankruptcy Code from March 3, 2006 (the Filing Date) until emergence from Chapter 11 on January 31, 2008. The Debtors’ Chapter 11 cases (collectively, the Bankruptcy Cases) were consolidated in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) under the caption In re Dana Corporation, et al., Case No. 06-10354 (BRL). Neither Dana Credit Corporation (DCC) and its subsidiaries nor any of our non-U.S. affiliates were Debtors.
     Claims resolution — On December 26, 2007, the Bankruptcy Court entered an order (the Confirmation Order) confirming the Third Amended Joint Plan of Reorganization of Debtors and Debtors in Possession (as modified, the Plan) and, on the Effective Date, the Plan was consummated and we emerged from bankruptcy. As provided in the Plan and the Confirmation Order, we issued and distributed approximately 71 million shares of Dana common stock (valued in reorganization at $1,637) on the effective date to holders of allowed unsecured claims totaling approximately $2,050. Pursuant to the Plan, we also issued and set aside approximately 27 million additional shares of Dana common stock (valued in reorganization at $631) for future distribution to holders of allowed unsecured nonpriority claims in Class 5B under the Plan. These shares are distributed as the disputed and unliquidated claims are resolved. The claim amount related to the 21 million shares for disputed and unliquidated claims was estimated not to exceed $700. Since emergence, we have distributed an additional [3] million shares [shares and values will be updated when an additional distribution is completed in late July] (valued in reorganization at [$68]) for allowed claims, increasing the total distribution to [$1,705] for unsecured claims of approximately [$2,080]. The corresponding decrease in the disputed claims reserve leaves [24] million shares (valued in reorganization at [$565]) The claim amount related to the remaining shares for disputed and unliquidated claims is estimated to be approximately $600. To the extent that these remaining claims are settled for less than $600, additional distributions will be made to the holders of the previously allowed claims. The terms and conditions governing these distributions are set forth in the Plan and the Confirmation Order.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
     Under the provisions of the Plan, approximately two million shares of common stock (valued in reorganization at $45) have been issued and distributed since the Effective Date to pay emergence bonuses to union employees and non-union hourly and salaried non-management employees. The original accrual of $47 on the Effective Date was reduced in the second quarter of 2008 to take into account the fact that approximately 100,000 shares that were not utilized for these bonuses were distributed instead to the holders of allowed claims. The benefit of the reduced bonuses is exactly offset by a charge of $2 for the additional settlement of claims.
     Settlement obligations relating to non-pension retiree benefits and long-term disability (LTD) benefits for union claimants and non-pension retiree benefits for non-union claimants were satisfied with cash payments of $788 to non-Dana sponsored Voluntary Employee Benefit Associations (VEBAs) established for the benefit of the respective claimant groups. Additionally, we paid DCC $49, the remaining amount due to DCC noteholders, thereby settling DCC’s general unsecured claim of $325 against the Debtors. DCC, in turn, used these funds to repay the noteholders in full. Since emergence, administrative claims, priority tax claims, settlement pool claims and other classes of allowed claims of $212 have been satisfied by cash payments of $97, with the additional cash payments of $115 expected to be made during the remainder of 2008.
     Common Stock — As discussed in Note 8., pursuant to the Plan, all of the issued and outstanding shares of Prior Dana common stock, par value $1.00 per share, and any other outstanding equity securities of Prior Dana, including all options and warrants, were cancelled on the Effective Date, and we began the process of issuing 100 million shares of Dana common stock, par value $0.01 per share.
     Preferred Stock — As discussed in Note 8, pursuant to the Plan, we also issued 2,500,000 shares of 4.0% Series A Preferred Stock, par value $0.01 per share (the Series A Preferred) and 5,400,000 shares of 4.0% Series B Preferred Stock, par value $0.01 per share (the Series B Preferred) on the Effective Date. See Note 8 for dividend and conversion terms and an explanation of registration rights.
     Financing at emergence — As discussed in Note 14, we entered into an exit financing facility (the Exit Facility) on the Effective Date. The Exit Facility consists of a Term Facility Credit and Guaranty Agreement in the total aggregate amount of $1,430 (the Term Facility) and a $650 Revolving Credit and Guaranty Agreement (the Revolving Facility). The Term Facility was fully drawn with borrowings of $1,350 on the Effective Date and $80 on February 1, 2008. See Note 14 for the terms and conditions of these facilities and the availability of additional borrowing.
     Fresh Start Accounting — As required by accounting principles generally accepted in the United States (GAAP), we adopted fresh start accounting effective February 1, 2008 following the guidance of American Institute of Certified Public Accountants’ (AICPA) Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). The financial statements for the periods ended prior to January 31, 2008 do not include the effect of any changes in our capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.
     The timing of the availability of funds from the Exit Facility resulted in a January 31, 2008 consummation of the Plan. We have selected February 1, 2008 for adoption of fresh start accounting. In accordance with SOP 90-7, the results of operations of Dana for January 2008 include charges of $21 incurred during the month of January plus one-time reorganization costs incurred at emergence of $104 offset by a pre-emergence gain of $27 resulting from the discharge of liabilities under the Plan. In addition, we recorded a credit to earnings of $1,009 ($831 after tax), resulting from the aggregate changes to the net carrying value of our pre-emergence assets and liabilities to record their fair values under fresh start accounting.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
     SOP 90-7 provides, among other things, for a determination of the value to be assigned to the equity of the emerging company as of a date selected for financial reporting purposes. Dana’s compromise total enterprise value is $3,563. This value represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Debtors and their creditors. This value, along with other terms of the Plan, was determined only after extensive arms-length negotiations with the claimholders. Dana developed its view of what the value should be based upon expected future cash flows of the business after emergence from Chapter 11, discounted at rates reflecting perceived business and financial risks. This valuation and a valuation using market value multiples for peer companies were blended to arrive at the compromise valuation. This value is the enterprise value of the entity and, after adjusting for certain liabilities and debt as explained below and summarized in explanatory note (5) to the reorganized consolidated balance sheet, is intended to approximate the amount a willing buyer would pay for the assets and liabilities of Dana immediately after restructuring. Based on current conditions in the automobile industry and general economic conditions, we used the low end of the range of valuations to determine the enterprise reorganization value.
     The basis for the discounted cash flows (DCF) was the projections published in the Plan. These five-year estimates included projected changes associated with our reorganization initiatives, anticipated changes in general market conditions including variations in market regions and known new business gains and losses, as well as other factors considered by Dana management. We completed the DCF analysis by operating segment in late 2007 using discount rates ranging from 10.5% to 11.5% based on a capital asset pricing model which utilized weighted average cost of capital relative to certain ASG and HVSG reference peer group companies.
     For our DCF valuation, we utilized the average of two DCF methodologies to derive the enterprise value of Dana:
•	EBITDA Multiple Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of Dana, computed using EBITDA exit multiples by segment based in part on the range of multiples calculated in using a comparable public company methodology, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).

•	Perpetuity Growth Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of Dana, which was computed using the perpetuity growth method based in part on industry growth prospects and our business plans, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).
     We also utilized a comparable companies methodology which identified a group of publicly traded companies whose businesses and operating characteristics were similar to those of Dana as a whole, or similar to significant portions of Dana’s operations, and evaluated various operating metrics, growth characteristics and valuation multiples for each of the companies in the group. We then developed a range of valuation multiples for equity and net debt to apply to our projections to derive a range of implied enterprise values for Dana. The multiples ranged for 3.8 to 9.0 depending on the comparable companies.
     The final valuation range was an average of the DCF valuation ranges and the comparable company multiples range. This amount was also adjusted for the fair value of unconsolidated subsidiaries, the residual value of DCC’s assets, the fair value of our net operating losses and a note receivable obtained in a divestiture in 2004.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
     Under fresh start accounting, this compromise total enterprise value was adjusted for Dana’s available cash and was allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations in Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (SFAS 141). Available cash was determined by adjusting actual cash at emergence for emergence related cash activity expected to occur after January 31, 2008. The valuations required to determine the fair value of certain of Dana’s assets as presented below represent the results of valuation procedures we performed. The enterprise reorganization value, after adjustments for available cash, is reduced by debt, minority interest and preferred stock with the remainder representing the value to common shareholders.
     The significant assumptions related to the valuations of our assets in connection with fresh start accounting included the following:
Inventory - The value of inventory for fresh start accounting was based on the following:
•	The fair value of finished goods was calculated as the estimated selling price of the finished goods on hand, less the costs to dispose of that inventory (i.e., selling costs) and a reasonable profit margin for the selling effort.

•	The fair value of work in process was calculated as the selling price less the sum of costs to complete the manufacturing process, selling costs and a reasonable profit on the remaining manufacturing effort and the selling effort based on profits for similar finished goods.

•	The fair value of the raw material inventory was its current replacement cost.
Fixed Assets - Except for specific fixed assets identified as held for sale, which were valued at their estimated net realizable value, fixed assets were valued at fair value. In establishing fair value, three approaches were utilized to ensure that all market conditions were considered:
•	The market or comparison sales approach uses recent sales or offerings of similar assets currently on the market to arrive at a probable selling price. In applying this method, aligning adjustments were made to reconcile differences between the comparable sale and the appraised asset.

•	The cost approach considers the amount required to construct or purchase a new asset of equal utility, then adjusts the value in consideration of all forms of depreciation as of the appraisal date as described below:
–	Physical deterioration — the loss in value or usefulness attributable solely to physical causes such as wear and tear and exposure to the elements.

–	Functional obsolescence — a loss in value is due to factors inherent in the property itself and due to changes in design or process resulting in inadequacy, overcapacity, excess construction, lack of functional utility or excess operation costs.

–	Economic obsolescence — loss in value by unfavorable external conditions such as economics of the industry, loss of material and labor sources or change in ordinances.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
•	The income approach considers value in relation to the present worth of future benefits derived from ownership and is usually measured through the capitalization of a specific level of income.
Useful lives were assigned to applicable appraised assets based on estimates of economic future usefulness in consideration of all forms of depreciation.
Intangible Assets - The financial information used to determine the fair value of intangible assets was consistent with the information used in estimating the enterprise value of Dana. Following is a summary of each category considered in the valuation of intangible assets:
•	Core technology — An income approach, the relief from royalty method, was used to value developed technology at $99 as of January 31, 2008. Significant assumptions included development of the forecasted revenue streams for each technology category by geographic region, estimated royalty rates for each technology category, applicable tax rates by geographic region and appropriate discount rates which considered variations between markets and geographic regions.

•	Trademarks and trade names — Four trade names/trademarks were identified as intangible assets: Dana, Spicer, Victor-Reinz and Long. An Income Approach, the relief from royalty method, was used to value trademarks and trade names at $90 as of January 31, 2008. Significant assumptions included the useful life, the forecasted revenue streams for each trade name/trademark by geographic region, estimated applicable royalty rate for each technology category, applicable tax rates by geographic region and appropriate discount rates. For those indefinite lived trade names/trademarks (Dana and Spicer), terminal growth rates were also estimated.

•	Customer contracts and related relationships — Customer contracts and related relationships were valued by operating segment utilizing an income approach, the multi-period excess earnings method, which resulted in a valuation of $491. Significant assumptions included the forecasted revenue streams by customer by geographic region, the estimated contract renewal probability for each operating segment, estimated profit margins by customer by region, estimated charges for contributory assets for each customer (fixed assets, net working capital, assembled workforce, trade names/trademarks and developed technology), estimated tax rates by geographic region and appropriate discount rates.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
     The adjustments presented below are to our January 31, 2008 balance sheet. The balance sheet reorganization adjustments presented below summarize the impact of the Plan and the adoption of fresh start accounting as of the Effective Date.
DANA HOLDING CORPORATION
REORGANIZED CONSOLIDATED BALANCE SHEET

	January 31, 2008
	Prior	Reorganization		Fresh Start
	Dana	Adjustments	(1)	Adjustments		Dana
Assets
Current assets
Cash and cash equivalents	$1,199	$948	(2)	$—		$2,147
Accounts receivable
Trade, less allowance for doubtful accounts	1,255			1	(6)	1,256
Other	316			(1)	(6)	315
Inventories	843			169	(6)	1,012
Other current assets	127			(32)	(6)	95

Total current assets	3,740	948		137		4,825

Goodwill	352			(50)	(6)	302	(5)
Intangibles	1			679	(6)	680

Investments and other assets	294	40	(2)	(35)	(6)
		(18)	(3)	(35)	(7)

	294	22		(70)		246

Investments in affiliates	172			9	(6)	181
Property, plant and equipment, net	1,763			278	(6)	2,041

Total assets	$6,322	$970		$983		$8,275

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
DANA HOLDING CORPORATION
REORGANIZED CONSOLIDATED BALANCE SHEET

	January 31, 2008
	Prior	Reorganization			Fresh Start
	Dana	Adjustments	(1)		Adjustments		Dana
Liabilities and Stockholders’ equity (deficit)
Current liabilities
Notes payable, including current portion of long-term debt	$177	$(49)	(2)
		15	(2)

	177	(34)					143

Debtor-in-possession financing	900	(900)	(2)
Accounts payable	1,094						1,094
Accrued payroll and employee benefits	267				1	(6)	268
Taxes on income including current deferred	132						132
Other accrued liabilities (including VEBA paid on February 1)	472	815	(3)		21	(6)
		86	(3)
		(15)	(2)

	472	886			21		1,379	(2)

Total current liabilities	3,042	(48)			22		3,016

Liabilities subject to compromise	3,382	(3,327)	(3)
		(55)	(2)

	3,382	(3,382)

Deferred employee benefits and other non-current liabilities	614				(29)	(6)
					105	(7)
					178	(6)

	614				254		868

Long-term debt	19						19
Term loan facility		1,221	(2)				1,221
Minority interest in consolidated subsidiaries	96				16	(6)	112

Total liabilities	7,153	(2,209)			292		5,236

Series A preferred stock		242	(2)				242
Series B preferred stock		529	(2)				529
Common stock — successor		1	(3	)(5)			1
Additional paid in capital — successor		2,267	(3	)(5)			2,267
Common stock — predecessor	150	(150)	(4)
Additional paid in capital — predecessor	202	(202)	(4)
Accumulated deficit	(515)	27	(3)		831	(6)
		(104)	(3)		(591)	(8)
		352	(4)

	(515)	275			240

Accumulated other comprehensive loss	(668)	278	(3)		591	(8)
		(61)	(3)		(140)	(7)

	(668)	217			451

Total stockholders’ equity (deficit)	(831)	3,179			691		3,039

Total liabilities and stockholders’ equity (deficit)	$6,322	$970			$983		$8,275

Explanatory Notes
(1)	Represents amounts recorded on the Effective Date for the implementation of the Plan, including the settlement of liabilities subject to compromise and related payments, the issuance of new debt and repayment of old debt, distributions of cash and new shares of common and preferred stock, and the cancellation of Prior Dana common and preferred stock.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
(2) Cash proceeds at emergence (net of cash payments):

Amount borrowed under the Exit Facility	$1,350
Original issue discount (OID)	(114)

Exit Facility, net of OID ($15 current, $1,221 to Long-term debt)	1,236

Less: deferred issuance fees	(40)

Exit Facility net proceeds	1,196

Preferred stock issuance, net of fees and expenses — Series A	242
Preferred stock issuance, net of fees and expenses — Series B	529
Repayment of DIP lending facility	(900)
Non-union retiree VEBA obligation payment	(55)
Fees paid at emergence (including $10 previously accrued)	(15)
Payment to DCC bondholders	(49)

Net cash	$948

This entry records our exit financing, the issuance of new Series A and Series B Preferred Stock and the payment of certain bankruptcy obligations on January 31, 2008. An additional $80 of the Exit facility was borrowed by Dana on February 1, 2008 and is not included in the January 31 balance sheet above. Debt issuance costs of $40 are recorded in Investments and other assets and OID of $114 is presented net with the debt balance. Both of these are being deferred and amortized over the term of the facility. The $790 of preferred stock is recorded at the net proceeds of $771.
(3)	Retirement of Liabilities subject to compromise and recognition of emergence related reorganization items:

Liabilities subject to compromise	$3,382
APBO reduction charged to LSTC and credited to Accumulated other comprehensive loss (See Note 11 to the consolidated financial statements)	(278)
Non-union retiree VEBA obligation payment	(55)
New common stock and paid-in capital issued to satisfy allowed and disputed claims	(2,268)
Claims to be satisfied in cash transferred to Other accrued liabilities at January 31, 2008 (includes $733 union VEBA obligation paid on February 1)	(815)
Prior service credits recognized (See Note 11 to the consolidated financial statements)	61

Gain on settlement of Liabilities subject to compromise	$27

Deferred tax assets not realizable due to emergence	$(18)
Reorganization costs accrued at emergence (includes $47 of emergence bonuses)	(86)

Total reorganization costs incurred at emergence (See Note 3 to the consolidated financial statements)	$(104)

This entry records reorganization costs of $104 incurred as a result of emergence and a gain of $27 on extinguishment of the obligations pursuant to implementation of the Plan.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
Other accrued liabilities include a $733 liability to the union VEBAs. On February 1, 2008, Dana paid this obligation and borrowed the remaining $80 of the term loan commitment described in explanatory note (2) above. Payments after January 31, 2008, under the terms of the Plan, included approximately $212 of administrative claims, priority tax claims and other classes of allowed claims which are also included in Other accrued liabilities of Dana at January 31, 2008.
(4)	Close Prior Dana capital stock and paid-in capital to accumulated deficit.

(5)	Reconciliation of enterprise value to the reorganization value of Dana assets, determination of goodwill and allocation of compromise enterprise value to common stockholders:

Compromise total enterprise value	$3,563
Plus: cash and cash equivalents	2,147
Less: emergence related cash payments after January 31, 2008	(1,129)
Plus: liabilities (excluding debt and liability for emergence bonuses)	3,694

Reorganization value of Dana assets	8,275
Fair value of Dana assets (excluding goodwill)	7,973

Reorganization value of Dana assets in excess of fair value (goodwill)	$302

Reorganization value of Dana assets	$8,275
Less: liabilities (excluding debt and the liability for emergence bonuses)	(3,694)
Less: debt	(1,383)
Less: minority interest	(112)
Less: preferred stock (net of issuance costs)	(771)
Less: liability for emergence bonus shares not issued at January 31, 2008	(47)

New common stock ($1) and paid-in capital ($2,267)	$2,268

Shares outstanding at January 31, 2008	97,971,791
Per share value	$23.15
The per share value of $23.15 was utilized to record the shares issued for allowed claims and for the unliquidated and disputed claims reserve and to record the liability at January 31, 2008 for shares to be issued to employees as emergence bonuses.
Emergence - related cash payments represents reductions to cash on hand for amounts expected to be paid for bankruptcy claims and fees after emergence. The fair value of reorganized Dana assets excluding goodwill is derived from the sum of all assets on the reorganized consolidated balance sheet, excluding goodwill.
(6)	This entry records the adjustments for fresh start accounting including the write-up of inventory and the adjustment of property, plant and equipment to its appraised value. Fresh start adjustments for intangible assets are also included and are based on valuations discussed above.

The adjustments required to report assets and liabilities at fair value under fresh start accounting resulted in a pre-tax adjustment of $1,009, which was reported as Fresh start accounting adjustments in the consolidated statement of operations for January 2008. Income tax expense for January included $178 of tax expense related to these adjustments, reducing to $831, the impact of fair value adjustments on net income for the month and on the accumulated deficit at January 31, 2008.

Exhibit 1 — Revisions to Note 2 of June 30, 2008 Form 10-Q
The $29 reduction in Deferred employee benefits and other non-current liabilities resulted from adjustments to the asbestos liability, discounting of workers’ compensation liabilities and reduction in certain tax liabilities.

The fresh start adjustment to Other accrued liabilities included realignment-related exit costs of $32 consisting of $10 of projected maintenance, security and taxes on assets held for sale, $9 of costs to be incurred in preparing these assets for sale and $13 of obligations under lease contracts related to facilities and equipment that were in use at January 31, 2008 but will cease operations in 2008 as part of restructuring plans approved prior to Dana’s emergence from bankruptcy. Charges to liability accounts, primarily to write off deferred revenue, reduced the total fresh start adjustment to Other accrued liabilities to $21.

(7)	Charge to Accumulated other comprehensive loss for the remeasurement of employee benefit plans. (See Note 11 to the consolidated financial statements.)

Reduction of pension plan net assets	$(35)
Increase in Deferred employee benefits and other non-current liabilities	(105)

Charge to Accumulated other comprehensive loss	$(140)

(8)	Adjusts Accumulated other comprehensive loss to zero.